Exhibit 99.1

ORIGIN AGRITECH LTD. July 2026 | Nasdaq: SEED

Forward Looking Statements & Disclaimers

NASDAQ: SEED 3 Corporate Overview and Updates 4 Innovation Platform and Product Development Pipeline 19 Commercial Strategy and Forward Outlook 29 Table of Contents

Origin Agritech at a Glance

Origin Agritech is a **high-tech agricultural biotechnology company** in China specializing in the development, production, processing, and commercialization of superior crop varieties.

Leveraging advanced biotechnology and genetic breeding techniques, the company also offers technical services to support its products. **Origin Agritech holds a leading position in the corn germplasm resource sector** in China**.**

TICKER SYMBOL	Nasdaq: SEED
TOTAL MARKET CAP	$12.1M USD
SHARE PRICE (JULY 2026)	$1.02
52-WEEK RANGE	$0.74-2.49
SHARES OUTSTANDING	11.9M

LEGACY OF EXCELLENCE

- Founded in 1997, with a legacy in hybrid corn breeding and pioneering R&D in transgenic crop traits & technologies
- Strategic collaborations with leading Chinese agricultural institutions to leverage their resources
- **MISSION**: Seed Tech: Advancing Agriculture for a Better Future
- **VISION:** To become a leader in China & a trusted company for farmers & society
- **VALUES:**: Integrity, Innovation, Collaboration, Win-Win

STRONG FOUNDATIONS FOR TODAY

- Second-generation BT and GT GMO corn, BBL2-2, obtained biosafety certification in May 2024
- Established "origin marker biological breeding service consortium" to accelerate the application of origin's gene editing technology
- Commencement of commercial production of genetically modified seeds in 2025

A VISIONARY PATH AHEAD

- Gene Editing to Accelerate the Innovation Cycle
- Leveraging Advanced Technologies to Develop Corn Varieties Tailored to Customer Needs
- Evolving from a Seed Company to a Vertically Integrated Agri-Tech Enterprise
- Aspiring to Become the Most Internationally Recognized Seed Technology Company in China

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Nasdaq: SEED 5 The Origin Turnaround: A New Era of Proven Leadership A planned succession, two years of preparation — and the execution team now in place 1. Founder-Supported Continuity Founder Dr. Gengchen Han — who built Origin’s germplasm and technology platform over nearly three decades — continues as Chairman of the Board, preserving full continuity of science, institutional relationships, and vision through a deliberate, planned succession. 2. Two Years of Preparation (2024–2026) Weibin Yan invested personal capital and stepped in as CEO in August 2024. Since then, Origin has rebuilt its organization to 100 professionals, relaunched its national commercial engine, earned Top-10 national recognition for its Hi3 gene-editing platform, and readied the “Aoyun 2026” project for marketing. 3. The Execution Team Is In Place (March 2026) Dr. James Chen returned as CFO, bringing deep capital-markets experience (ADIA, U.S.-listed company leadership), and Dr. Jian Zhang (DuPont Pioneer, Syngenta, BASF) joined the Board — adding global R&D and governance depth for the next phase. 4. Aligned With Shareholders The CEO’s own capital is invested alongside shareholders, and regional leaders are bound to FY2026–2027 performance-accountability contracts. The results are becoming visible: 1H FY2026 operating loss narrowed 47.8% and G&A fell 70% year-over-year. The preparation phase is complete — FY2026 begins the performance phase.

Nasdaq: SEED 6 Leadership: A Proven Value Creator at the Helm Weibin Yan, Chief Executive Officer & Managing Director — a four-time builder in seed and agribusiness Weibin Yan Chief Executive Officer & Director Longping High-Tech (SZSE: 000998) President / Vice Chairman, 2004–2016. Led the transformation into a focused seed-technology leader; market capitalization grew roughly 12x, from about ¥1.1 billion to ¥13.7 billion, while the company remained China’s largest rice-seed producer. In 2015, Longping High-Tech successfully secured RMB2.8 billion investment from CITIC Group, which became the controlling shareholder for Longping High-Tech. Ausnutria Dairy (HKEX: 1717) Principal founder and Chairman through 2023. Built the world’s #1 goat-milk-formula brand (Kabrita) and a global supply chain across China, the Netherlands, Australia, and New Zealand; revenue scaled from ~RMB94 million (2006) to ~RMB8.8 billion at peak; led the 2021 strategic partnership with and HK$6.2 billion investment from Yili Group, which became the controlling shareholder for Ausnutria. Origin Agritech (NASDAQ: SEED) Invested personal capital in August 2024 and stepped in as Chief Executive Officer to lead Origin’s strategic turnaround and biotechnology-driven growth. “I have strong affection for the seed industry … the fourth venture — I am full of confidence.”

NASDAQ: SEED 7 Turnaround Strategy With a wealth of executive experience and industry connections, our new CEO, Mr. Yan, has established a five-pillar turnaround framework for Origin: 1. Market-Oriented Breeding Top-tier breeding in cooperation with China’s leading breeders 2. Biotech Commercialization Commercializing Origin’s biotechnology traits 3. Sales Network Rebuilding the nationwide sales network 4. Supply Chain Upgrading our seed manufacturing facilities and the supply chain end to end 5. Strong Organization Strong team, upgrading ERP platform and strong branding

The Future: Our 2024-2032 Winning Strategy

Last two years marked successful transformation of the New Origin with new management and business teams.
We expect our new varieties corn seed business to grow significantly during the upcoming **2026-2027 season**.
The strong foundation we have built will enable us to return to the top five corn seed providers in China.

01 2024-2026 Restructuring Period

- Enhance Origin's Operation System
- Ensure the smooth operation of both the biotechnology service system and the seed industry system
- Maintain a healthy cash flow to support the company's regular operations and fully resolve any historical liabilities
- Complete organization restructuring to build solid foundation for strong growth and technology commercialization.

02 2026-2029 Strong Growth Period

- After five years of effort, Origin's revenue will rank among the top five in China's corn seed industry
- R&D and operation systems will be at the leading level in China
- Origin will be recognized for its industry-leading seed quality reputation and operational compliance
- Profitability will enable top-tier employee benefits and shareholder returns within the industry

03 2029-2032 Rise to Greatness

- Through eight years of effort, Origin will achieve 20% of its revenue from overseas markets
- Overseas biotechnology licensing and service fees will become a significant source of income
- Origin aiming to rank among the top five in overall revenue within China's corn seed industry
- Employee benefits and shareholder investment returns will be in the top level of the industry

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Nasdaq: SEED 9 Strategic Optionality: Multiple Paths to Value Creation The Board and management are open to the full range of value-creating strategic options Strategic Partnerships Open to commercial, technology, and distribution partnerships with leading domestic and international agribusiness players seeking access to Origin’s germplasm resources, gene-editing platform, and GMO trait portfolio. Long-Term Strategic Investment Welcoming long-term strategic investors aligned with Origin’s multi-year biotechnology growth strategy and China’s seed-industry modernization agenda — investors positioned to recognize the full value of the platform as commercialization scales. A Proven Dealmaker’s Network CEO Weibin Yan has structured landmark strategic transactions — including Longping Hi-Tech’s RMB2.8 billion investment from CITIC Group and Ausnutria’s HK$6.2 billion strategic partnership with Yili — and maintains deep relationships across China’s agribusiness and capital-markets communities, domestically and internationally. Origin evaluates strategic opportunities as they arise. This slide does not announce any agreement or transaction, and there can be no assurance that any strategic option will be pursued or completed.

NASDAQ: SEED 10 Our Foundation in Seed R&D oOur journey began with seed research and development, which continues to remain as a core focus for the future oThe company is equipped with four research stations in Tongzhou (Beijing), Sanya (Hainan Province), Zhengzhou (Henan Province) and Guiyang (Guizhou Province). oMoving forward, Origin will continue to enhance research efforts, foster stronger collaborative partnerships, and accelerate the transformation of seed varieties We’re advancing China’s seed industry through technological innovation BEIJING TONGZHOU RESEARCH STATION ORIGIN SOUTHWEST SEED R&D CENTER BUILDING HAINAN RESEARCH STATION 10

Origin's Seed Production & Processing

PLANTING

- Origin has partnered with the Xinjiang Production and Construction Corps' 5th Division to establish a high-quality seed production base covering 10,000 acres
- Through land transfer, the company has built a modern seed production base featuring mechanization, standardization & regulation

PROCESSING

- Origin Xinjiang Factory boasts one of the largest & most advanced dehulling machines in the world, with a single-line production capacity of 12-14 tph. They are characterized by minimal seed damage, reduced mechanical contamination during processing, and enhanced seed quality and processing efficiency.
- Six corn ear and kernel drying lines, with an annual drying capacity of 51,000 tons, making Origin the first domestic seed company in China to build and apply advanced ear drying production lines
- Three sets of internationally advanced, domestically top-tier, fully automated seed processing lines, integrating dehusking, cleaning, grading, coating & packaging



Our Xinjiang production & processing base (pictured) is **the largest, most advanced, energy-efficient & environmentally friendly modern seed processing plant in China**

$170M
INVESTMENT (RMB)

>10k
ACRES PLANTING

~50
ACRE FACTORY

~60K
TONS/YR CAPACITY

11

Nasdaq: SEED 12 Talent & Team: Building Organizational Capability Strategic Investment in Human Capital to Execute Our Vision o Rebuilt a Cohesive & Scalable Team Grew our dedicated crew to ~100 highly skilled professionals across R&D, sales, and operations. o Foundation for Growth Strengthened organizational capability to support current initiatives and fuel future expansion, mitigating key-person risk.

Nasdaq: SEED 13 Key Strategic Alliances Origin has established strong, lasting relationships with top seed research institutions in China: • GMO reseach : BBL2-2 • Co breeding of Zhongdan 6202 • Gene editing, haploid-induction line (Hi-3) technology • Co breeding • Gene exploration • Co breeding of Zhengtai 889 • Co breeding of jingke 317, jingke 4580 • Co breeding

Origin's Expanding Influence in China's Seed Industry

BEIJING SEED INDUSTRY CONFERENCE


北京奥瑞金农业有限公司与中玉金标记(北京)生物技术股份有限公司
战略合作签约
第三十一届中国北京种业大会

- In October 2024, at the Beijing Seed Industry Conference, Origin, in partnership with China Golden Marker Biotechnology Co., Ltd., **established the 'Origin Marker Biological Breeding Service Consortium**.

SANYA INT'L SEED SCIENTIST CONFERENCE


第四届三亚国际种业科学家大会

- In January 2025, at the 4th Sanya International Seed Industry Scientist Conference, **Origin signed a cooperation agreement** with China Agricultural University and Beijing Academy of Agriculture and Forestry Sciences.

CHINA AGRICULTURAL UNIVERSITY


ORIGIN

- In January 2025, Origin, in collaboration with China Agricultural University, hosted the **'Corn Smart Plant Type & Transgenic Breeding' seminar.** The event brought together leading agricultural experts who offered valuable guidance. The achievements presented at the seminar, including advancements in intelligent corn plant architecture, attracted significant attention within the industry.

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NASDAQ: SEED 15 Seed Industry Challenges in China - Food Security & Climate Change o FOOD SECURITY o CLIMATE CHANGE CHANGING FARMING PRACTICE o DIVERSIFIED CUSTOMER NEEDS o

NASDAQ: SEED 16 Our Solution: A Product Portfolio with Winning Products Investing Our Pipeline and Securing Early Market Demand SUCCESSFULLY LAUNCHED NEW HIGH-PERFORMANCE VARIETIES o Integrated Jinqiao 8, Jingke 317, Jingke 4580 and more into our commercial portfolio following their acquisition FUTURE PORTFOLIO SECURED o Advanced breeding programs have identified several promising new varieties for commercialization in the next cycle STRONG EARLY MARKET VALIDATION o Achieved $1M+ in pre-sales down payments, demonstrating significant customer demand and confidence in our new products

NASDAQ: SEED 17 Our Solution: Built Upon Three Technology Pillars GERMPLASM GENE EDITING GMO TRAITS • Origin’s huge library of thriving corn germplasm are the solid foundation for innovation • Huge competitive advantage vs. competition • Origin is a leading player in using gene editing to create innovative new corn varieties • Breakthrough technology significantly increases breeding efficiency • Origin has all of the major GMO traits integrated into its hybrid corn and is awaiting approval

Our Solution: Breeding & Biotechnology

We're integrating traditional techniques with new technology to make Origin a highly competitive seed company

TRADITIONAL BREEDING

- Over 200 Acres of Experimental Land
- More than 10,000 Hybrid Corn Combinations Developed Annually
- Numerous New Corn Germplasm Groups
- Hundreds of Stable Inbred Lines
- 25 Years of Accumulated Research Data

MOLECULAR DESIGN BREEDING

- Gene cloning and target trait vector construction
- Large-scale genetic transformation of corn
- Transgenic Detection
- Introgression into inbred lines
- Molecular identification and field screening

GENOMIC SELECTION BREEDING

- SSR Markers for Hybrid Vigour Grouping/Modeling
- DNA Marker-Assisted Breeding for Corn Resistance Selection
- Construction of Fingerprint Maps for Corn and Rice
- Molecular Identification of Crop Variety Purity and Authenticity

COLLABORATIVE RESEARCH

- The areas of collaboration include basic research, variety selection, variety development, molecular breeding, and more
- Collaborative partners include prestigious universities and research institutions such as the China Agricultural University, Chinese Academy of Sciences, Chinese Academy of Agricultural Sciences, Henan Agricultural University, Qingdao Agricultural University, Liaoning Academy of Agricultural Sciences, and more

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NASDAQ: SEED 19 Origin’s Germplasm Superiority Our 27 years of R&D on hybrid corn provide a huge competitive advantage BIOTECHNOLOGY & GERMPLASM GO HAND-IN-HAND o Origin’s biotechnology such as GMO and gene editing adding newer and better traits on base of our germplasm foundation IMPROVING REGULATORY ENVIRONMENT o Chinese regulators are strengthening IP protection to incentivize innovation in the agricultural industry, making Origin’s germplasm more commercially valuable VALIDATED TECHNOLOGY o 112 hybrids approved as new varieties in the last 27 years o 4,000 new hybrids being tested across major corn production regions in China each year o Origin’s hybrids cover all major production regions in China INCREASING NEED FOR ELITE HYBRIDS o Climate change has made and will continue to make the growing environment more challenging, exacerbating the need for elite corn hybrids

NASDAQ: SEED 20 Origin’s Innovation Engine Positioning Origin Agritech as the Thought Leader in Agricultural Science ROBUST PIPELINE DEVELOPMENT o Multiple breeding programs demonstrating high potential, ensuring a steady stream of next-generation varieties for future market dominance. RE-ENERGIZED SCIENTIFIC COMMUNITY o Hosted premier R&D seminars in Hainan and Beijing, successfully signaling our strong return and commitment to innovation to key industry leaders and scientists.

NASDAQ: SEED 21 Origin’s Innovation Engine Leading the Transition to Transgenic o 8 of our GM corn varieties are being sent for trial, positioning us at the forefront of the future market. A one-step phylogenetic gene editing technique published in Nature that has been applied to our registered varieties, is performing well, and will enter the market next season. Aoke 903 lac 1 inducing edited Aoke 903 Combinations Identified Varieties in Trial GM Varieties in Trial 42,300 30 8

National Recognition for Our Gene-Editing Platform

National recognition, peer-reviewed breakthroughs, and an expanding gene-editing toolkit


2025中国农业科学重大进展
智库成果发布
发布人：代辛
智库成果发布

Announced December 2025 by the Chinese Academy of Agricultural Sciences.

- Selected by the Chinese Academy of Agricultural Sciences from 46,832 high-level 2024 research papers — one of only 10 breakthroughs recognized nationwide.
- Built on Origin's corn haploid-induction line Hi3 — the world's first efficient genetic-transformation system for a maize induction line, published in Nature (June 2024); developed via subsidiary Hainan Aoyu Biotech with Prof. Tian Feng of China Agricultural University.
- New in 2026: a Plant Biotechnology Journal study (with China Agricultural University) on designed ZmRap2.7 alleles enables earlier maturity without a yield penalty — solving a long-standing breeding trade-off (June 2026).
- Expanded the gene-editing toolkit through a patent license agreement with Shunfeng BioTech, strengthening Origin's platform (November 2025).
- 10+ improved induction lines developed; several commercial hybrids modified with the platform showed yield gains in 2025 field demonstrations, supporting near-term commercialization.

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Germplasm Gene Mapping

HIGHLIGHTS

- 1037 elite Inbred Lines (100 DH derived lines)
- ~80 new elite DH lines used in making R1 cross/year
- 700 exotic germplasm sources. Includes: patent expired germplasm from, Euro & Chinese public germplasm
- Pipeline materials: 50,000. Includes: BCx, Fx, DHs, pop, in evaluation stage


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NASDAQ: SEED 24 Our GMO Trait Portfolio Herbicide and Insect Resistance The first and only triple stack GMO corn hybrid entering the national demo plot and ready for commercial production in 2023. Several elite commercial hybrids in the new variety approval process. Next generation triple stack trait includes two bt genes that not only resist lepidoptera but also resistant to coleoptera dichotoma, a major pest in Southern China. Approved for Bio-Safety certificate in May 2024. Phytase Corn Origin's Phytase corn GMO is the first GMO corn trait to receive biosafety certificate in 2009. Phytase is an enzyme that is added to corn feedstock so that livestock can absorb essential nutrients. The use of phytase corn should also reduce phosphate pollution caused by animal waste and excessive fertilizer use.

NASDAQ: SEED 25 Major Milestone: Origin Receives GMO Safety Certificate for Triple Stack Corn The BBL2-2 insect-resistant & herbicide-tolerant transgenic event has obtained a GMO bio-safety certificate, offering the following advantages: Triple-Stack Genes: Cry1Ab Cry3Bb and Cp4-epsps High Resistance to Lepidopteran Pests: Corn Borer, Cotton Bollworm, Armyworm & Beet Armyworm High Resistance to Coleopteran Pests: Spotted leaf beetle Glyphosate Tolerance: > 4X Bio-Safety Certificate Approval Time: May 2024 Geographic Scope of Application: Nationwide in China Current Progress in Variety Development: 35 varieties successfully backcrossed and bred

NASDAQ: SEED 26 Origin is Creating More Resilient Crops The field performance of our BBL2-2 transgenic maize has been outstanding Non-genetically modified corn (Aoyu 510) BBL2-2 transgenic maize Aoyu 510

NASDAQ: SEED 27 Creating Compact Corn Using Gene Editing Technology Using one-step phylogenetic techniques, knocking out the lac1 gene can achieve intelligent plant type in maize plants, with a reduced angle between the upper leaves of the ear and no significant changes in the middle and lower parts of the ear which increase crop yield by increasing the planting density. POLLINATION GENE EDITING

NASDAQ: SEED 28 Using Gene Editing Tech to Obtain New Dwarf Corn Varietals The use of gene editing technology to create dwarf corn has shown significant effects, providing germplasm materials for the cultivation of high-density corn varieties. POLLINATION GENE EDITING INDUCTION LINE EXTENDED REPRODUCTIVE PERIOD

NASDAQ: SEED 29 Driving Demand and Reclaiming Our Position in Core Markets GRAND SEMINAR ROADSHOWS, RE-ESTABLISHED BRAND PRESENCE o Executed a highly successful series of "comeback" events across three major agricultural provinces (Henan, Jiangsu, Hubei), directly engaging key distributors US$1M+ pre-sale down payment received 700+ industry partners connected 3 roadshows in core market regions

NASDAQ: SEED 30 Market Campaign Roadmap July 2025, Origin New Product Launch, Zhongxiang, Hubei August 2025, Origin Seed Expo and Summit, Zhengzhou, Henan August 2025, Origin New Product Launch, Xuzhou, Jiangsu January 2026, Participation and Presentation at Hainan Seed Scientists’ Conference September 2025, Demonstration at China Seed Indusry Conference (Beijing)

NASDAQ: SEED 31 o At Origin’s New Product Launch and Field Demo in Zhongxiang Hubei in July 2025, one of the corn seed distributors is very confident with Origin’s new product Jinqiao 8 and giving a thumbs-up sign.

NASDAQ: SEED 32 o August 9, 2025, Origin Seed Expo and Summit in Zhengzhou, Henan, attracted over 700 distributors and industry attendees, more than double the expected.

"Aoyun 2026": Driving Commercial Adoption

A national campaign aligning sales strategy with performance accountability


奥瑞金

Signing of FY2026–2027 performance accountability contracts at the 2026 Annual Marketing Conference, Changsha (March 2026).

- Launched at the 2026 Annual Marketing Conference (Changsha, Hunan; March 2026) to accelerate adoption of the next-generation portfolio ahead of spring planting.
- **New product portfolio:** Jingke 317, Jinqiao 8, Xundan 203, and Aoyu 728 — deployed across the Huanghuai-Hai belt, the Northeast four-province corridor, and central/northwest China.
- **Accountability built in:** FY2026–FY2027 performance accountability contracts signed, with CEO Weibin Yan personally signing.
- Channel strategy anchored by the "Golden Harvest Club" distributor alliance, integrating online and offline sales.
- Enabled by new licenses for crop-seed production and GMO business operations obtained in late 2025.

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NASDAQ: SEED 34 The Future: Steps We’re Taking Now to Reach Our Goals EXPAND BIOTECHNOLOGY PLATFORM CAPABILITIES o Strengthen the headquarters R&D team, expand R&D scale & improve reseach conditions o Enhance and optimize seed production capabilities o Accelerate the commercialization of R&D results o Increase commercial promotion efforts and improve business operations o Expand international development S T R E N G T H E N C O R E S E E D I N D U S T R Y B U S I N E S S o Strengthen existing platform capabilities and collaboration network o Expand the biotechnology platform’s external services o Expand biosynthesis capabilities o Specialty proteins o Food and medicinal dual-purpose products o Nutritional industry raw materials o Explore opportunities in marine fisheries seed industry E X P A N D B I O T E C H P L A T F O R M C A P A B I L I T I E S D I V E R I S F Y I N T O N U T R I T I O N A L F O O D S Our goal is to build a leading Asian seed & agricultural high-tech company driven by biotechnology. 2026 PRIORITIES SET At its Annual R&D & Operations Management Conference (Beijing headquarters, November 2025), Origin reviewed FY2025 performance and established its 2026 operational priorities across biotechnology, seed production, and commercialization.

NASDAQ: SEED 35 Next Steps: Strategic Expansion & Portfolio Growth Targeted Investments to Drive 2026 Market Leadership & Revenue Increase EXPAND GRAND SEMINAR ROADSHOWS Launched the next wave of our market campaign in September, targeting key regions: Northeast (Changchun), Shandong province, and Anhui province, to solidify our market comeback and drive pre-sales STRENGTHEN SOUTHWEST PRESENCE Officially open and operationalize the new Guiyang station in October, enhancing our logistics and direct support capabilities in the critical Southwest market. AGGRESSIVELY BOLSTER PRODUCT PORTFOLIO The Consortium can utilize systems such as Dotted/rDt and Mrh/rMrh transposons to innovate corn germplasm, supporting clients and researchers in gene-function studies and expanding the germplasm diversity.

NASDAQ: SEED 36 A NATIONAL-PRIORITY MARKET IS HITTING ITS COMMERCIALIZATION INFLECTION A DEFENSIBLE TECHNOLOGY MOAT, VALIDATED AT THE NATIONAL LEVEL A PROVEN VALUE-CREATOR RUNNING A DISCIPLINED, VISIBLE TURNAROUND ASYMMETRIC VALUE, WITH MULTIPLE PATHS TO REALIZE IT Why Invest in Origin Agritech? The foundation has been built. The market is turning. The performance phase shows results soon.

NASDAQ: SEED 37 You’ve heard from us. we want to hear from you. Kate Lang "For Mandarin" +86 186.1839.3368 bing.lang@originseed.com.cn Matthew Abenante, Strategic Investor Relations, LLC 347.947.2093 matthew@strategic-ir.com Scan the QR code or visit us @ originagritech.com